SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 25, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:                             Angel Oak Mortgage, Inc.

Draft Registration Statement on Form S-11

Originally Submitted August 12, 2019
CIK No. 0001766478

Dear Ms. Ayoola:

On behalf of Angel Oak Mortgage, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”) an amended version (“Amendment No. 1”) of the Company’s draft Registration Statement on Form S-11 (the “Registration Statement”).  Amendment No. 1 has been marked to show all changes made to the initial draft Registration Statement, which was confidentially submitted to the Commission on August 12, 2019.

Set forth below are the Company’s responses to the comments from the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the initial draft Registration Statement, as set forth in the Staff’s letter dated September 9, 2019.  The responses follow each comment and, where applicable, include page references to the prospectus forming part of Amendment No. 1 indicating where disclosure has been modified in response to the Staff’s comment. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in Amendment No. 1.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Summary

Conflicts of Interest; Equitable Allocation of Opportunities, page 25

1.                                      We note your disclosure that a substantial portion of the target assets in your portfolio were acquired from Angel Oak Mortgage Lending, and you expect that, in the future, a substantial portion of your portfolio will continue to consist of target assets acquired from Angel Oak Mortgage Lending. Please revise your disclosure to describe how your assets compare in terms of relevant metrics and characteristics to those that Angel Oak Mortgage Lending holds.

The Company has revised its disclosure on pages 25 to 26 and page 171 of the prospectus in response to the Staff’s comment to indicate how the Company’s mortgage loans compare to the universe of mortgage loans originated by Angel Oak Mortgage Lending. The Company respectfully advises the Staff that the entities comprising Angel Oak Mortgage Lending are originators of mortgage loans and do not originate mortgage loans with an intention of retaining them on balance sheet.

Our Exclusion From Regulation Under the Investment Company Act, page 31

2.                                      We note your disclosure that you expect that most of your investments will be held by your wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act. Please provide us with a supplemental detailed analysis of how your and each of your subsidiaries’ investment strategy and business model will support that exemption or any other relevant specific exemption. Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

The Company (including its subsidiaries, unless specified otherwise) conducts, and intends to continue to conduct, its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act (“Section 3(a)(1)(A)”) defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act (“Section 3(a)(1)(C)”) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) (“Section 3(c)(1)”) or Section 3(c)(7) (“Section 3(c)(7)”) of the Investment Company Act.

As discussed in the Registration Statement, upon the completion of the offering, the private placement (as defined in the Registration Statement) and the Company’s formation transactions, the Company will be organized as a holding company and will conduct its business primarily through wholly-owned and majority-owned subsidiaries. The Company intends to conduct its operations so that it complies with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that the Company may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7), together with any other investment securities the Company may own, will not have a value in excess of 40% of the value of the Company’s total assets on an unconsolidated basis, exclusive of U.S. Government securities and cash items. In addition, the Company will not be considered an investment company under Section 3(a)(1)(A) because the Company will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Company’s wholly-owned or majority-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of these subsidiaries, namely a real estate finance business of purchasing or otherwise acquiring mortgage loans and other interests in real estate.

The Company expects that most of its real estate interests will be held by its wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act (“Section 3(c)(5)(C)”), which is available for entities “primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Company’s interests in its wholly-owned or majority-owned subsidiaries will not constitute “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. Accordingly, the Company will treat the fair value of the interest of these subsidiaries it owns, on an unconsolidated basis, as securities but not as “investment securities” for purposes of Section 3(a)(1)(C). Upon completion of the offering, the private placement and the Company’s formation transactions, the fair value of the securities the Company will own that are issued by any of its subsidiaries that are excluded from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7), together with any other “investment securities” it may directly own, will be substantially below 40% of the value of its total assets on an unconsolidated basis. The Company will monitor its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation.

The Company’s 3(c)(5)(C) Subsidiaries

As referenced above, most of the Company’s subsidiaries (its “3(c)(5)(C) Subsidiaries”) will be excluded from registration under the Investment Company Act pursuant to Section 3(c)(5)(C), which excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is “primarily engaged in [the business of] . . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The Company’s subsidiaries have not issued and are not expected to issue redeemable securities.

The Staff has taken the position that an issuer may qualify for the exclusion under Section 3(c)(5)(C) if: (a) at least 55% of the value of the issuer’s total assets consists of liens on or other interests in real estate (“Qualifying Assets”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type assets (“Real Estate-Type Assets”), and (c) no more than 20% of the value of the issuer’s total assets consists of assets that are unrelated to real estate (“Miscellaneous Assets”).1 As discussed in the Registration Statement, the Company’s primary strategy (implemented through the Company’s 3(c)(5)(C) Subsidiaries) is to acquire newly originated first lien “non-qualified” whole mortgage loans2 (“non-QM loans”) that are primarily made to higher quality non-QM loan borrowers and primarily sourced from Angel Oak’s (as defined in the Registration Statement) proprietary mortgage lending platform, Angel Oak Mortgage

1  See Redwood Trust, Inc., SEC No-Action Letter (pub. avail. Aug. 15, 2019) (the “Redwood No-Action Letter”).

2  Non-qualified mortgage loans are residential mortgage loans that do not satisfy the requirements for qualified mortgage loans, including “exempt loans,” that do not need to meet the Ability-to-Repay rules under the Truth-in-Lending Act established by the Consumer Financial Protection Bureau pursuant to authority granted under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Lending (as defined in the Registration Statement). Per the Staff’s position described above, the Company treats these non-QM loans as Qualifying Assets.

As described in the Registration Statement, the Company may finance its operations through securitization transactions. We have been advised by the Company that, in such transactions, a subsidiary contributes non-QM loans to a securitization vehicle in exchange for debt securities issued by the securitization vehicle (“Securitization Securities”), as well as cash. For example, as described in the Registration Statement, in March 2019, the Company completed the Angel Oak Mortgage Trust I 2019-2 (“AOMT 2019-2”) mortgage securitization. The Company served as the sponsor of AOMT 2019-2, though AOMT 2019-2 is not consolidated on the Company’s balance sheet under U.S. GAAP. We have been advised by the Company that in the AOMT 2019-2 securitization transaction, the Company’s wholly-owned subsidiary, Angel Oak Mortgage Fund TRS (“TRS”), acquired from certain affiliated3 and unaffiliated entities (the “Transferors”) first- and second-lien whole mortgage loans. TRS transferred those loans along with other similar loans that it held (collectively, the “Collateral”) to Angel Oak Mortgage Trust I, LLC (the “Depositor”), an affiliate of the Company’s Manager formed to serve as the depositor of securitization financings by Angel Oak managed entities, including the Company and private funds managed by Angel Oak. The Depositor deposited the Collateral into AOMT 2019-2. In exchange for the Collateral, AOMT 2019-2 paid consideration in the form of cash and the issuance of Securitization Securities (comprised of fixed-rate senior, mezzanine and junior securities) to the Depositor and the Depositor, in turn, transferred a portion of the cash and a portion of the Securitization Securities to the Company. The Company utilized a portion of the cash it received from the Depositor to repay certain debt that was secured by some of the contributed whole mortgage loans prior to the securitization transaction. In order to satisfy its risk retention requirements as sponsor, the Company received a “vertical slice” of 5% of each tranche of securities sold in the securitization. The Company also received an additional 34.7% of the B-3 (junior equity) unrated tranche, 34.7% of the XS (excess cash flow) interest only unrated tranche and 54.5% of the XS servicing strip tranche, which, together with the 5% vertical slice, represent the Company’s pro rata share of the securitization.4  We have been advised by the Company that the Depositor then paid

3  “Affiliated” entities are entities managed by Angel Oak Capital Advisors, LLC and/or its affiliates.

4  The Company plans to contribute the Securitization Securities to a majority-owned subsidiary prior to the completion of the offering.

cash and transferred the remaining Securitization Securities to the Transferors as payment for the whole mortgage loans they sold to TRS. The Company used the remainder of the cash it received from the transaction primarily to acquire additional whole mortgage loans.

Securities Issued by the Securitization Entity

The Company is aware that the Staff generally takes the position that a security in another issuer engaged in the real estate business is not a Qualifying Asset.5 However, consistent with the Staff’s guidance in the Great Ajax No-Action Letter, where the Company is the sponsor of the securitization vehicle, the Company will treat as Qualifying Assets Securitization Securities it receives in respect of its transfer of non-QM loans to the Depositor for contribution to the securitization entity.

Cash Proceeds

Consistent with the Staff’s guidance in the Redwood No-Action Letter, the Company intends to treat as Qualifying Assets, for a temporary period of up to 12 months, the cash portion of the proceeds it receives from a securitization vehicle (whether or not the Company is the sponsor of the vehicle) in exchange for the mortgage loans it contributes to the securitization vehicle (to the extent such cash proceeds are invested in “cash items” as that term has been defined for purposes of Section 3(a)(1)(C) of the Investment Company Act and Rule 3a-1 thereunder).6

To the extent the Company (through its subsidiaries) acquires other types of interests as part of its business strategy, the Company will treat those interests for purposes of Section 3(c)(5)(C) as either Qualifying Assets, Real Estate-Type Assets or Miscellaneous Assets, as applicable, in accordance with the Investment Company Act and the Staff’s guidance.

5  See Great Ajax Funding LLC, SEC No-Action Letter (pub. avail. Feb. 12, 2018) (the “Great Ajax No-Action Letter”).

6  See the Redwood No-Action Letter (company could treat cash proceeds of real-estate related assets in the same manner as the assets from which the cash proceeds were derived).

Risk Factor

Prepayment rates may adversely affect the value of our portfolio, page 58

3.                                      Please provide the constant prepayment rate for your portfolio or tell us why this information is not material.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 59 to 60 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 118

4.                                      You state on pages F-17 and F-41 that a reduction in the value of pledged assets would require the company to provide additional collateral or fund margin calls, and that the company is in compliance with the repurchase agreements financial covenants as of March 31, 2019. Please revise your disclosure, where applicable, to disclose the haircuts, who calculates the collateral value, and how and what triggers margin calls. Additionally, please provide a brief description of the financial covenants.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 130 through 133 of the prospectus.

Repurchase Agreements, page 123

5.                                      For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Additionally confirm that you will include this information in future filings.

In response to the Staff’s comment, the Company has added the requested disclosure on page 133 of the prospectus. The Company undertakes to provide the requested disclosure in future filings.

Our Portfolio, page 131

6.                                      You disclosed $206.4 million of non-QM loans and other target assets as of March 31, 2019. Please note that on page 118, you have disclosed $106.5 million of non-QM loans and other target assets as of March 31, 2019. Please advise.

The Company has revised its disclosure on page 135 of the prospectus in response to the Staff’s comment. As of March 31, 2019, the Company’s portfolio consisted of approximately $106.5 million of non-QM loans and other target assets. At that date, the Company’s portfolio also included approximately $99.9 million in U.S. Treasury securities.

Our Competitive Strengths, page 150

7.                                      We note your disclosure regarding AOMT 2019-2 Characteristics on page 152. Please also consider providing similar characteristics for your non-QM loans owned directly and your commercial real estate loans.

In response to the Staff’s comment, the Company has added disclosure on page 136 of the prospectus. For the non-QM loans owned directly by the Company as of September 30, 2019, the Company in a future submission will disclose the product profile, borrower profile and geographic location of such non-QM loans. For the commercial real estate loans owned directly by the Company as of September 30, 2019, the Company in a future submission will disclose the geographic location of such commercial real estate loans. On pages 12 to 13 and 158 of the prospectus, the Company has added a cross-reference where additional information regarding the non-QM loans and commercial real estate loans owned directly by the Company can be found.

Management

Executive Compensation, page 182

8.                                      You state that your manager will be entitled to reimbursement for costs of the wages, salaries and benefits incurred by your manager for your dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by your manager with respect to the partially dedicated employee based on the percentage of such person’s working time spent on matters related to the company. We also note your disclosure on page 127 that, for the three months ended March 31, 2019, and from September 18, 2018 (commencement of operations) through December 31, 2018, your management fee expense was approximately $186,000 and $101,000, respectively. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of the dedicated CFO and Treasurer.

The Company respectfully acknowledges the Staff’s comment and in connection with future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will specifically disclose the amount of fees paid to the Company’s Manager, break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision of the management agreement, and within reimbursements specify any amounts reimbursed for salaries or benefits of the dedicated Chief Financial Officer and Treasurer. Additionally, the Company has revised its disclosure on pages 128, 190 and 205 of the prospectus in response to the Staff’s comment.

Our Manager and the Management Agreement

Base Management Fees, Incentive Fees and Reimbursement of Expenses

Incentive Fee, page 193

9.                                      Please consider providing a numerical hypothetical example for your incentive fee.

In response to the Staff’s comment, the Company has expanded the disclosure on page 202 of the prospectus to include a hypothetical calculation of the incentive fee.  On page 23 of the prospectus, the Company has included a cross-reference to such calculation.

Interim Financial Statements For The Period Ended March 31, 2019

Note 3 — Variable Interest Entities, page F-38

10.                               We note that you determined you are not the primary beneficiary of AOMT 2019-2 and an affiliate of the Company is responsible for the decision-making of the primary activities that impact the economic performance of AOMT 2019-2. Please tell us the facts and circumstances that you relied upon in coming to this conclusion. Your response should discuss the ownership and management structure of AOMT 2019-2, the roles and responsibilities of each entity involved, the existence of any kick-out or participating rights, and discussion of the dynamics within any related party groups.

AOMT 2019-2 represents a multi-seller securitization of residential mortgage loans (the “Mortgage Loans”), secured by first and second liens on one-to-four family properties.

We have been advised by the Company that, in the AOMT 2019-2 securitization transaction, TRS acquired from certain affiliated7 and unaffiliated Transferors first- and second-lien whole mortgage loans. TRS transferred those loans along with other similar loans that it held to the Depositor, an affiliate of the Company’s Manager formed to serve as the depositor of securitization financings by Angel Oak managed entities, including the Company and private funds managed by Angel Oak. The Depositor deposited the Mortgage Loans into AOMT 2019-2. In exchange for the Mortgage Loans, AOMT 2019-2 paid consideration in the form of cash and the issuance of Securitization Securities (comprised of fixed-rate senior, mezzanine and junior securities) to the Depositor and the Depositor, in turn, transferred a portion of the cash and a portion of the Securitization Securities to the Company. The Company utilized a portion of the cash it received from the Depositor to repay certain debt that was secured by some of the contributed whole mortgage loans prior to the securitization transaction. In order to satisfy its risk retention requirements as sponsor, the Company received a “vertical slice” of 5% of each tranche of securities sold in the securitization. The Company also received an additional 34.7% of the B-3 (junior equity) unrated tranche, 34.7% of the XS (excess cash flow) interest only unrated tranche and 54.5% of the XS servicing strip tranche, which, together with the 5% verticle slice, represent the Company’s pro rata share of the securitization.8  We have been advised by the Company that the Depositor then paid cash and transferred the remaining Securitization Securities to the Transferors as payment for the whole mortgage loans they sold to TRS. Other than the risk retention “vertical slice” of 5% of each class retained by the Company as sponsor, substantially all of AOMT 2019-2’s senior and mezzanine Securitization Securities were sold to unaffiliated third parties. The transferred loans were originated by Angel Oak Mortgage Solutions LLC (“AOMS”), Angel Oak Home Loans LLC and Angel Oak Prime Bridge, LLC (collectively, the “AO Originators”), all affiliates of the Company, and two third-party originators. The AO Originators originated substantially all of the Mortgage Loans that were ultimately transferred to AOMT 2019-2. In addition to originating loans, AOMS also serves as the servicing administrator for the loans in AOMT 2019-2. The Company, the Company’s Manager, the AO Originators and AOMS meet the characteristics of related parties pursuant to  Financial Accounting Standards Board Accounting Standards

7  “Affiliated” entities are entities managed by Angel Oak Capital Advisors, LLC and/or its affiliates.

8  The Company plans to contribute the Securitization Securities to a majority-owned subsidiary prior to the completion of the offering.

Codification (“ASC”) 850, but are not considered entities under common control as they are not controlled by a single control party or group.

To determine whether the Company has a controlling financial interest in AOMT 2019-2, and therefore the primary beneficiary, the Company (1) determined that AOMT 2019-2 was a variable interest entity considering the conditions of ASC 810-10-15-14, then (2) determined which activities most significantly impact AOMT 2019-2’s economic performance. Those activities were determined to be servicing of Mortgage Loans owned by AOMT 2019-2 as well as the associated handling of the workouts for defaulted loans. These activities include monitoring the creditworthiness of the underlying borrowers and collateral, which is a primary concern for the investors as it impacts their investment and the return on that investment.

AOMS, as the servicing administrator, is the party responsible for performing those activities discussed in the preceding paragraph and therefore is the entity that has the power to direct the most significant activities of AOMT 2019-2 [ASC 810-10-25-38A(a)]. AOMS is an affiliate of the Company. In addition, there are no rights held by any parties to remove AOMS from its role, other than for “cause.” Since AOMS directed the most significant activities of AOMT 2019-2, the Company considered whether AOMS has the obligation to absorb losses or receive benefits that could potentially be significant to AOMT 2019-2 [ASC 810-10-25-38A(b)]. AOMS was determined to not have an obligation to absorb losses or receive benefits that could be significant to AOMT 2019-2 since it does not hold an investing share in the capital structure nor does it receive a portion of the profits or losses from the performance of AOMT 2019-2. AOMS does receive a fee for its services; however, those fees were excluded from this analysis under ASC 810-10-25-38H as those fees are compensation that are commensurate with the level of effort required to perform those services, and the pooling and servicing agreement’s terms and conditions are negotiated at an arm’s length. For these same reasons, these fees paid to AOMS were determined not to represent a variable interest in AOMT 2019-2 [ASC 810-10-55-37]. Accordingly, since AOMS does not have a variable interest in AOMT 2019-2, it could not be the primary beneficiary of AOMT 2019-2.

Although the Company has a potentially significant interest in AOMT 2019-2 through its retained interests described above [ASC 810-10-25-38A(b)], it does not have power over the activities to most significantly impact AOMT 2019-2’s economic performance [ASC 810-10-25-38A(a)].  Since AOMS, which is the decision maker, is an affiliate, the Company considered the effect of related parties in determining whether the Company would be considered the primary beneficiary. As described above, the Company determined that neither the Company nor AOMS meets the primary beneficiary criteria on its own. The Company does not have any capacity to direct the most significant activities of AOMT 2019-2. Rather, AOMS is a single decision maker and therefore there is no shared power between the Company and AOMS [ASC 810-10-25-38D]. As discussed above, AOMS does not have a variable interest in AOMT 2019-2. Although the Company has a potentially significant variable interest in AOMT 2019-2, based upon the extent of the Company’s variable interests, it was determined that substantially all of AOMT 2019-2’s activities were not conducted on behalf of the Company, which is a related party of AOMS/decision maker [ASC 810-10-25-44B(b)].  Accordingly, the Company is not considered to be the primary beneficiary.

General

11.                               We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind pool” offering. Please provide your analysis on the applicability of prior performance disclosures from Securities Act Industry Guide 5. See also Securities Act Release 33- 6900 (June 17, 1991).

The Company acknowledges the Staff’s comment and is considering the applicability of prior performance disclosures from Securities Act Industry Guide 5. The Company undertakes to provide a response to the Staff’s comment supplementally in a future submission and response letter.

12.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes any person to present on the Company’s behalf, to potential investors in connection with the offering in reliance on Section 5(d) of the Securities Act.

*  *  *

Please do not hesitate to contact the undersigned at (212) 839-5374 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:                                Robert Williams, Angel Oak Mortgage, Inc.

Dory Black, Angel Oak Mortgage, Inc.

Andrew S. Epstein, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP